02054075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION AUG 27 2002

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Miami Securities, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road, Suite 1100/2100
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Seligsohn (305) 937-0660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name — *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, James Klotz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Miami Securities, Inc. and Subsidiary, as of June 30, ~~XX~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

President
Title

Notary Public

ELLEN TATE
MY COMMISSION # CC 934916
EXPIRES: September 6, 2004
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included accordingly, it is requested that this report be given confidential treatment.

FIRST MIAMI SECURITIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Miami Securities, Inc.
North Miami Beach, Florida

We have audited the accompanying consolidated statement of financial condition of First Miami Securities, Inc. and Subsidiary as of June 30, 2002. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of First Miami Securities, Inc. and Subsidiary as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kaufman Rossin & Co.

Miami, Florida
August 5, 2002

FIRST MIAMI SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

CASH, including $4,513 segregated for the exclusive benefit of customers	$ 1,390,505
RECEIVABLES FROM BROKERS AND DEALERS	9,280,766
RECEIVABLES FROM CUSTOMERS	5,133,867
SECURITIES OWNED, AT MARKET (NOTES 6 AND 10)	63,227,868
SECURED RECEIVABLES FROM STOCKHOLDERS (NOTE 3)	533,905
BOND INTEREST AND REDEMPTIONS RECEIVABLE	556,089
SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES (NOTE 2)	7,350,000
PROPERTY AND EQUIPMENT (NOTE 4)	764,540
OTHER ASSETS (NOTE 5)	453,498
	$ 88,691,038

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Collateral loan payable (Note 6)	$ 65,115,955
Payables to brokers and dealers	6,333,650
Payables to customers	135,214
Securities sold, but not yet purchased, at market (Note 10)	651,331
Accounts payable, accrued liabilities and other liabilities (Note 8)	2,516,551
Stockholder distributions payable	400,000
Total liabilities	75,152,701
COMMITMENTS, CONTINGENCY AND OTHER MATTERS (NOTES 7, 9, 10 AND 11)	
SUBORDINATED LIABILITIES (NOTE 2)	7,350,000
STOCKHOLDERS' EQUITY	6,188,337
	$ 88,691,038

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

First Miami Securities, Inc. and Subsidiary (the Company), is a broker and dealer specializing in municipal bonds. The Company acts primarily in a principal capacity, buying and selling for its own account and trading with customers and other dealers. To a lesser extent, the Company acts in an agency capacity, buying and selling equity securities and annuities for its customers and charging a commission.

Basis of Financial Statement Preparation

The consolidated financial statements include the accounts of First Miami Securities, Inc. (the Parent), (a Florida Corporation and registered broker-dealer) and its wholly owned subsidiary, FMS Asset Management, Inc. (a Delaware Corporation). All material intercompany balances and transactions have been eliminated in consolidation.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and securities owned and securities sold, but not yet purchased are valued at market.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and Amortization

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

Furniture and fixtures	5 to 8 years
Office equipment	5 to 8 years
Leasehold improvements	5 to 10 years
Transportation equipment	5 years

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible, and have historically been immaterial.

Income Taxes

The Company has elected, with the stockholders' consent, to be taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of the Company is reflected by the stockholders on their personal income tax returns.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES

Secured demand notes collateralized by marketable securities consist of non-interest bearing loans to stockholders of $5,600,000 and $1,750,000 to an unrelated third party.

The subordinated liabilities may be repaid at the stated maturity dates only if, after giving effect to such repayment, the Company meets the regulatory net capital requirements governing repayment of such subordinated debt. These loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission and approved by the National Association of Securities Dealers, Inc. (NASD) and are subordinated to the claims of general creditors. Additionally, the subordinated liabilities to the stockholders of $5,600,000 are non-interest bearing, while the subordinated loans to the unrelated third party of $1,750,000 bear interest at 4.8% per annum.

Effective July 1, 2002, $750,000 of the secured demand notes receivable and corresponding subordinated liabilities to the unrelated third party expired and were re-issued to the stockholders, with NASD approval, for a term of three years.

NOTE 2. SECURED DEMAND NOTES COLLATERALIZED BY MARKETABLE SECURITIES AND SUBORDINATED LIABILITIES (Continued)

The maturities of the subordinated liabilities for the years subsequent to June 30, 2002, including the effect of the expiration and re-issuance of $750,000 on July 1, 2002, are as follows:

2003	$ 750,000
2004	5,000,000
2005	850,000
2006	750,000
	$ 7,350,000

NOTE 3. SECURED RECEIVABLES FROM STOCKHOLDERS

Secured receivables from stockholders consisted of various net advances to stockholders to fund security purchases. Advances are non-interest bearing, are collateralized by certain securities, and are due in the normal course of business.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Furniture and fixtures	$ 574,933
Office equipment	763,132
Leasehold improvements	265,760
Transportation equipment	214,935
	1,818,760
Less accumulated depreciation and amortization	(1,054,220)
	$ 764,540

NOTE 5. OTHER ASSETS

Other assets consisted of the following:

Prepaids	$ 77,220
Other receivables	56,635
Net cash value of life insurance policies	25,000
Deposits	95,552
Employee loans receivable	199,091
	$ 453,498

NOTE 6. COLLATERAL LOAN PAYABLE

Collateral loan payable represents amounts due to the Company's clearing broker and is collateralized by securities owned or held as collateral by the Company and securities awaiting delivery on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 2.230% at June 30, 2002. All amounts due are payable on demand.

NOTE 7. LEASE COMMITMENTS

The Company is obligated under various non-cancelable operating leases for certain equipment and its office facility in Boca Raton, Florida.

As of June 30, 2002, the approximate future minimum annual rentals under the non-cancellable leases are as follows:

2003	$ 324,000
2004	170,000
2005	2,000
	$ 496,000

The Company has a month-to-month lease arrangement with its stockholders for an office facility in North Miami Beach, Florida.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan are at the discretion of management. For the year ended June 30, 2002, the Company had accrued approximately $127,000 for this plan. Additionally, the Company maintains a non-qualified Senior Executives' Retirement Plan (SERP). Contributions, the funding of which is at management's discretion, are calculated based on the qualifying employee's salary and years of employment. At June 30, 2002, the Company had accrued approximately $893,000 for the SERP.

NOTE 9. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or $6^2/_3$ % of "Aggregate Indebtedness", as defined. At June 30, 2002, the Company's "Net Capital" was $6,953,225 which exceeded requirements by $6,703,225. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.54 to 1 at June 30, 2002.

NOTE 10. CREDIT CONCENTRATIONS AND OFF-BALANCE-SHEET RISK

In the normal course of business, the Company enters into financial transactions in which there is a risk of loss due to changes in the market ("market risk") or failure of the other party to the transaction to perform ("credit risk"), as described below.

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased aggregate $651,331 at June 30, 2002. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition.

Custody of Securities

Custodial functions for the Company's securities transactions are substantially provided by a New York City bank. At June 30, 2002, a majority of securities owned are held by this bank.

Deposits with Financial Institutions

The Company may, during the course of operations, maintain cash deposits in excess of federally insured limits.

NOTE 11. CONTINGENCY

The Company is a defendant in an NASD arbitration case filed by a former customer. The former customer alleges that the Company sold the claimant unsuitable investments. The parties have engaged in discovery, which has given rise to several contested issues. The Company has filed motions to compel and dismiss, and hearings were held. The arbitration panel has yet to rule on these motions. Management has denied the allegations, and the amount of loss, if any, cannot be determined at this time.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

first union center / ste. 1310
200 east broward blvd.
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com